News Release

ALEXCO FINALIZES PURCHASE OF KENO HILL, FOCUSES ON BELLEKENO DEVELOPMENT

December 6, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, AMEX:AXU) ("Alexco") through its wholly owned subsidiary Elsa Reclamation and Development Company Ltd. (“ERDC”), is pleased to report that the April 18, 2006 vesting order granted to the Company has now been registered at each of the Mayo Mining Recorder Office, the Yukon Land Title Office and the Yukon Lands Branch. This brings to “Final Close” the acquisition by ERDC of the assets of United Keno Hill Mines Limited and UKH Minerals Limited, including 759 mineral claims and mining leases; 2 Crown Grants; 7 surface leases; 4 parcels of titled land; an ore concentration plant; various buildings and equipment; and partial ownership in 2 mining leases and 36 mineral claims; all of which comprise the land and facilities of the historic Keno Hill silver mining district in Yukon Territory. Final Close follows the granting of a Water Use Licence to ERDC by the Yukon Water Board on November 14, 2007 for care and maintenance activities in the district.

This is an important milestone in the revitalization of the Keno Hill silver district. Alexco is now focused on accelerating its Bellekeno Ag-Pb-Zn project towards a production decision, as well as continuing district wide exploration. In addition, ERDC will be conducting the ongoing environmental care and maintenance of the district, and continuing preparation of a final reclamation and closure plan for the Keno Hill historic liabilities.

Bellekeno Underground Development and Exploration Project

As previously announced (November 13, 2007 press release, resource estimate completed by G. David Keller (P.Geo.), Principal Resource Geologist with SRK and an independent Qualified Person as defined by National Instrument 43-101), the Bellekeno property contains an inferred underground resource of 356,000 tonnes grading 1,630 grams per tonne Ag, 20.3% Pb and 5.9% Zn, comprising approximately 18.7 million ounces of contained silver or 32.2 million contained silver-equivalent ounces (silver equivalent calculated based on metal prices of US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered). This Bellekeno resource will be updated in early 2008 to reflect the expanded East Zone mineralization based on additional information from the recently completed drill program. Current work at the Bellekeno site includes construction of roads and lay-down areas, portal preparation and relocation of underground service facilities, to support the driving of a new 633 meter decline and 2,300 meters of underground re-habilitation anticipated to start in the spring of 2008, pending receipt

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of all necessary permits and authorizations. Underground exploration and definition drilling will follow as drill stations and platforms are established.

Alexco is currently completing an internal scoping study for the Bellekeno property, and will move directly to a feasibility study early in 2008 with the objective of making a production decision by the end of 2008. Coincident with the Bellekeno work, the Company will also prepare a new technical report on the Onek Zn-Ag deposit located approximately 1.5 kilometers north of Bellekeno. The Onek property is viewed as a potential additional zinc - silver resource that could complement a production decision at Bellekeno.

Other exploration plans for 2008 in the Keno Hill district include following up on the successful 2007 drill results at the Lucky Queen, Onek and Husky Southwest historic mine areas. In addition, Alexco will initiate drill programs at several untested historic mine areas including Keno 700, Hector Calumet and other targets that have been delineated from ground and airborne geophysics, detailed geologic mapping and reduction of historical data. Significant exploration potential remains in the Keno Hill silver district, which occupies an area of more than 220 square kilometers. Diamond drilling by Alexco over the past 16 months has tested the Bellekeno, Onek and Husky Southwest areas in some detail, whereas six other historic deposit areas have been subject to between one and three drill holes. More than 25 of the 35 past producing mines in the district remain to be evaluated through data compilation, review and diamond drilling as warranted. Similarly, less than 5% of the potentially productive terrain in the district has been tested to date.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 19% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.